United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

São Paulo - April 9, 2007.
CFO's COMMENTS	P.2
GLOBAL PULP MARKET UPDATE	P.3
PRODUCTION AND SALES	P.4
INCOME STATEMENT 1Q07	P.5
DEBT AND CASH STRUCTURES	P.8
EBITDA ANALYSIS	P.10
CAPITAL EXPENDITURE	P.10
VERACEL INFORMATION	P.11
DIVIDENDS	P.14
ADDITIONAL INFORMATION	P.16
ECONOMIC & OPERATIONAL DATA	P.23
Additional information: (55-11) 3301-4131 Denys Ferrez or André Gonçalves invest@aracruz.com.br
Conference Call: April 9, 2007 -
12:00h (US EST). To join us, please dial:
(+1-973) 935-8512 Code: 8644849
The call will also be web cast on Aracruz's website: www.aracruz.com.br/ir

Highlights of the first quarter 2007

  In March, Moody's placed the Baa3 Global Local Currency Issuer Rating of Aracruz under review for a possible upgrade.
  Improved financial risk profile, with the ratio of "total debt to the last twelve months' adjusted EBITDA" decreasing to 1.93x, from 2.66x in the 1Q05, just before Veracel's start-up.
  Pulp production of 784,000 MT, including Veracel, was 2% higher than in the 1Q06 and 1% lower than in the 4Q06. The 2007 production target is 3.15 million MT. The cash production cost in the quarter, including Veracel, was $191/ton.
  Pulp sales² of 676,000 MT in the quarter were in line with the average of 22% of total annual sales volume recorded for the first quarter since the year 2000.
  Cash flow currency protection strategy continues to follow the right course, generating a positive impact of $20 million in the first quarter of 2007.
  Net income totaled $99 million, equivalent to $0.97 per ADR, 26% higher than in the same period of last year. This was down 22% in relation to the 4Q06, due to seasonal sales factors.
  Adjusted EBITDA was $200 million, with a 50.7% margin, up 280 bps and 290 bps, respectively, over the 1Q06 and 4Q06.
  Average daily trading volume of US$ 31.4 million in the first quarter (NYSE+Bovespa), 16% higher than in the same period of 2006.

Aracruz – Summary	Unit of Measure	1Q07	4Q06	1Q06	1Q07 vs. 4Q06	1Q07 vs. 1Q06	LTM
Net revenue	$ million	395.4	457.4	389.4	(14%)	2%	1,686.8
Adjusted EBITDA (including Veracel) 1	$ million	200.3	218.9	186.3	(8%)	8%	826.8
Adjusted EBITDA margin (including Veracel) 1	Percentage	50.7%	47.8%	47.9%	2.9p.p.	2.8p.p.	49.0%
Income before Taxes, minority interest and equity in results of affiliated companies	$ million	143.4	148.6	159.8	(3%)	(10%)	522.6
Current income tax	$ million	21.0	7.2	34.8	-	-	16.9
Deferred income tax	$ million	16.1	12.7	28.5	-	-	26.4
Net Income	$ million	99.5	127.1	79.1	(22%)	26%	475.7
Earnings per ADR	$ per ADR	0.97	1.23	0.77	(22%)	26%	4.62
Adjusted pulp sales volume 2	'000 Tons	676	806	744	(16%)	(9%)	2,952
Paper sales volume	'000 Tons	14	13	13	8%	8%	56
Pulp production volume (including Veracel)	'000 Tons	784	791	766	(1%)	2%	3,121
Total debt (including Veracel)	$ million	1,599.7	1,663.9	1,583.5	(4%)	1%	-
Net debt (including Veracel)	$ million	1,034.4	1,081.4	1,082.9	(4%)	(4%)	-

  1 See page 20 for discussion of Non-GAAP measures used in this press release. – 2 Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 4).

  Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated first quarter 2007 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake.

  CFO's comments

  "This quarter, revenues were at $395.4 million, 2% higher than in the 1Q06, as a result of 11% higher net pulp prices and 9% lower pulp sales volume. The pulp sales volume represented approximately 22% of the annual sales target for 2007, which is in line with the average since the year 2000. When compared to the 4Q06, revenues were 14% lower, mainly due to seasonal factors that affected the sales volumes, and net pulp prices increased by 1.5%. The company has maintained its commitment to the budget prepared at the end of last year. Comments about the pulp market may be found in the next section of this release.

  The adjusted EBITDA margin was 50.7% ($200 million), showing an improvement of 280 bps over the 1Q06, as a result of better net pulp prices (+11%), partially offset by higher cash production cost, largely due to the Brazilian currency’s appreciation against the US dollar. When compared to the previous quarter, the improvement in the adjusted EBITDA margin was 290 bps, due to higher net pulp prices and lower administrative expenses, partially offset by higher cash production cost (due to maintenance).

  We increased the level of our cash flow currency protection strategy, during the quarter, to a $400 million short position in dollars at the end of the 1Q07 ($289 million at the end of the 4Q06), which generated a positive impact in the quarter of $20 million (4Q06: $13 million and 1Q06: $62 million). We also decided to swap the interest rates on our investments from floating to fixed rates, using futures contracts, which generated a positive impact of $13 million in the quarter. Both impacts have been recorded in the income statement under financial income.

  The company declared interest on stockholders' equity (ISE) in March/07, in the amount of R$67 million, in anticipation of the annual dividend for the fiscal year 2007. Since last year, the company has declared ISE on a quarterly basis. It should be noted that the proposed supplementary dividend distribution of R$167 million, related to the fiscal year 2006, is still to be submitted for approval at a General Meeting of the stockholders, to be held on April 24, 2007.

  During the quarter, income tax effective rate were equivalent to 25% of the pre-tax profit, largely affected by the Brazilian currency’s 4.1% appreciation against the dollar, as also occurred in the 1Q06, to a greater degree, and in the 4Q06, to a lesser one.

  As a result of the factors described above, our net income in the 1Q07 totaled $99.5 million, or $0.97 per ADR, compared to $0.77 and $1.23 per ADR, respectively, for the 1Q06 and the 4Q06.

  On the financial side, we are proceeding with our liability management, to improve the company's financial risk profile. In the last twelve months (LTM) ratios such as "cash to short-term debt", "total debt to adjusted EBITDA" and "net debt to adjusted EBITDA" improved considerably, compared to two years ago, the period just before the Veracel start-up (see ratios on page 23). Furthermore, during the quarter, Moody's placed the Baa3 Global Local Currency Issuer Rating of Aracruz under review for a possible upgrade. Currently, it compares to a similar rating from Standard & Poor’s and to a rating one notch higher from FITCH."

  Isac Zagury - CFO

  Global Pulp Market Update

  During the first quarter of 2007, world demand for market pulp was strong, though held back by supply limitations. Consumer inventories remained at a low historical level and the market pulp held by producers showed a slight dip in February, in comparison with the same period of last year.

  Overall hardwood pulp shipments were down, as a result of tight hardwood supply in the northern hemisphere, due to a variety of reasons that include a wood shortage caused by climate conditions in the region, as well as the repercussions of mill closures during 2006. Indonesia’s integrated use of its market pulp for the production of paper also helped to constrict supply. Shipments of eucalyptus pulp up to February remained stable in relation to the same period of last year.

  The strong performance in the tissue and uncoated printing and writing paper segments was key to sustaining a buoyant level of demand for eucalyptus pulp.

  The softwood segment saw similar, but more intense restrictions to those in the hardwood segment, involving production and distribution problems and wood supply shortages, on top of the reduced pulp supply brought about by mill closures.

  In the short term, it is expected that the limited supply of wood and the continued closure of mills that have already been shut down will continue to restrict the supply of softwood and hardwood pulp. This scenario will be exacerbated by the maintenance downtime that is usually scheduled for the second quarter, further constraining supply at a time when demand is traditionally strong. The forecast for the coming months of the utilization of installed capacity for tissue and printing and writing paper, segments with a higher consumption of virgin fiber, presents a positive outlook.

  The expected expansion of supply, mainly of hardwood pulp from Latin America, should bring some relief from the present supply constraints.

  Taking all these factors into consideration, the outlook for the global pulp market in 2007 indicates a balanced supply and demand scenario.

  Production and Sales

  Aracruz pulp production, without the 50% of Veracel, totaled 653,000 tons in the first quarter of 2007, compared to 667,000 tons in the 4Q06 and 652,000 tons in the 1Q06.

  During the first quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 261,000 tons of pulp, of which 122,000 tons were sold to Aracruz. A planned maintenance downtime (10 days) at Veracel was initiated on March 26th and concluded on April 4th.

  At the Guaíba unit, paper production in the quarter totaled 15,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of March 2007, while paper sales in the first quarter of 2007 totaled 14,000 tons.

  Aracruz pulp sales totaled 676,000 tons in the first quarter, with 569,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 105,000 tons being supplied by Veracel and resold in the market by Aracruz, plus an additional 2,000 tons of direct sales by Veracel to unrelated parties (representing 50% of Veracel's total direct sales).

  Although the pulp sales volume represented about 22% of the annual sales target for 2007, which is in line with the average since the year 2000, it was 9% lower than that for the same period of last year. The total was down 16% in comparison with the 4Q06, mainly due to seasonal fluctuations in sales volumes .

  At the end of March, inventories at Aracruz were at 512,000 tons, compared to 423,000 tons at the end of December 2006, representing 59 days of production. The inventory level at Veracel, at the end of March 2007, represented an additional 4 days of production for Aracruz.

  Income Statement 1Q07

  Total net operating revenue came to $395.4 million, $6 million higher than in the 1Q06 and $62 million lower in than in the 4Q06.

  Net paper operating revenue in the quarter amounted to $13.7 million, $2.4 million and $1.5 million higher, respectively, than in the same period of 2006 and in the 4Q06.

  Net pulp operating revenue during the quarter amounted to $378.5 million, similar to that of the same period last year. Revenues were almost flat as a result of the 11% higher prices and 9% lower sales volume. When compared to the 4Q06 revenue of $445.2 million, the $66.7 million decrease was the result of 1.5% higher pulp prices and the 16% lower sales volume, caused by seasonal factors.

  The total cost of sales was $240.4 million in the first quarter of 2007, compared to $249.7 million in the same period of the previous year, mainly due to the 9% lower pulp sales volume partially offset by higher costs on a per ton basis. When compared to the total of $278.4 million in the fourth quarter of 2006, the decrease was mainly due to seasonally lower sales volume (-16%).

Cost of goods sold – breakdown	1Q07	4Q06	1Q06
Pulp produced	65.8%	67.5%	66.4%
Pulp purchased	16.0%	15.0%	15.9%
Inland and ocean freight plus insurance	14.0%	14.5%	14.4%
Paper produced	3.5%	3.0%	3.3%
Port services	0.7%	-	-

  Note: "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

  The Aracruz pulp production cost in the quarter was $281/ton, compared to $268/ton in the same period of 2006. The combined pulp cash production cost of the Barra do Riacho and Guaíba units (net of depreciation and depletion) in the quarter was $200/ton, compared to $186/ton in the same period of 2006 and $192/ton in the fourth quarter of 2006. When supplemented by Veracel's figures, the pulp cash production cost in the 1Q07 was $191/ton (1Q06: $181/ton and 4Q06: $187/ton).

  Note: The information provided in this paragraph does not include gains with transactions of cash flow currency protection.

  Starting this quarter, a detailed analysis of the cash production cost will be provided, including our portion of Veracel's figures, shown on a weighted average basis.

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 1Q07 vs. 4Q06	US$ per ton
4Q06 - Cash production cost	187
Higher maintenance cost - (1)	8
Brazilian currency appreciation against the US dollar	4
Wood cost - mainly related to transportation cost	(3)
Lower labor expenses	(2)
Lower costs with areas related to the production	(2)
Other	(1)
1Q07 - Cash production cost	191

  (1) Usually, any excess provision in the year is adjusted in the last quarter, just after the maintenance downtime, to reflect cash maintenance cost, thus explaining the difference in this comparison.

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 1Q07 vs. 1Q06	US$ per ton
1Q06 - Cash production cost	181
Brazilian currency appreciation against the US dollar	6
Wood cost - mainly related to transportation cost	6
Higher costs related to maintenance	2
Lower consumption of raw materials	(3)
Fixed cost dilution – higher production volume	(1)
1Q07 - Cash production cost	191

  Note: Including Veracel figures; see reconciliation to GAAP figures on page 21.

(US$ per ton)	4Q06	1Q07
Barra do Riacho and Guaíba Units only - cash production cost	192	200

  Note: Not including Veracel figures; see reconciliation to GAAP figures on page 21.

  Approximately 70% of the company's cash production cost is presently correlated to the local currency (real - R$).

  Sales and distribution expenses came to $17.1 million, or $2.0 million lower than in the same period of 2006, mainly due to lower sales volume (-9%). The figure was down $1.1 million in comparison to that of the 4Q06, due to the seasonal sales factors, partially offset by higher terminal expenses.

  Administrative expenses came to $10.4 million, $1.1 million higher than in the 1Q06, mainly due to the negative impact of the appreciation of the real against the dollar and higher services expenses. The figure was $6.9 million lower than that of the 4Q06, mainly due to lower marketing expenses.

  The result for other net operating expenses in the quarter was up $5.7 million when compared with the same period of 2006, mainly due to a $1.7 million higher provision for losses on ICMS credits, $2.0 million lower net results from chemicals and wood sales and a $0.9 million higher provision for labor indemnities. When compared to the 4Q06, the figure was up $7.7 million, mainly due to the reversal of a provision for losses on ICMS credits, in the fourth quarter of 2006, and a $1.1 million higher provision for labor indemnities.

  The sum of the financial and currency re-measurement results in the quarter showed a net credit of $23.6 million, compared to a net credit of $50.4 million in the same period of last year and a net credit of $5.0 million in the fourth quarter of 2006 (see table below).

(US$ million)	1Q07	4Q06	1Q06
Financial Expenses	25.6	30.5	44.1
Interest on financing	20.2	22.5	24.1
Miscellaneous (CPMF, interest on fiscal contingency provisions and other)	5.4	8.0	20.0
Financial Income	(49.9)	(34.8)	(86.0)
Currency re-measurement - (gain)/loss	0.7	(0.7)	(8.5)
Total	(23.6)	(5.0)	(50.4)

  The "Interest on Financing" results in the first quarter were $2.3 million lower than those of the 4Q06, mainly due to a lower average debt balance and lower interest rates. There was a reduction of $3.9 million compared to the 1Q06, due to lower interest rates.

  The "Financial Income" in the quarter was $15.1 million higher than in the 4Q06, due to the increased results of our cash flow currency protection transactions, showing a gain of $20 million in the quarter (the 4Q06 showed a gain of $13 million) and to a gain of $13 million from the change from floating to fixed interest rates on our investments, partially offset by a lower average cash balance and lower interest rates.

  In comparison to the 1Q06, the financial income was down $36.1 million, mainly due to the smaller gain on our cash flow currency protection transactions (1Q07: $20 million and 1Q06: $62 million), partially offset by a gain of $13 million from the change from floating to fixed interest rates on our investments.

  At the end of the quarter, the cash flow currency protection strategy was maintained, with a short position in dollars totaling $400 million, representing approximately 7 months of cash flow exposure to the local currency (real - R$).

  The results of such positions have been recorded as financial income. These contracts do not qualify for hedge accounting under USGAAP.

  The cash flow currency protection transaction results (dollar futures contracts) accumulated in 2007, with the gain of $20 million, would be equivalent to approximately $6/ton, if divided by the 2007 production volume target of 3.15 million tons of pulp (including volumes from Veracel). – It is important to mention that this is not a guarantee of future performance.

  The equity result showed a loss of $6.3 million from Veracel (see the Veracel Information section for more details).

  Income tax and social contribution accruals in the first quarter amounted to an expense of $37.1 million, compared to an expense of $63.3 million in the same period of 2006, mainly due to a reduced impact of exchange rate volatility on the BRGAAP financial results and smaller gains on cash flow currency protection transactions. Measured against an expense of $19.9 million in the 4Q06, the $16 million higher tax provision is explained basically by an increased impact of exchange rate volatility on the BRGAAP financial results.

  Since 2005, the company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period that the underlying assets/ liabilities are settled, and not in the period that such tax liabilities arise. This allows the company to defer tax payments on currency variations reported in the Brazilian financial statements, denominated in reais (BR GAAP).

  A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	1Q07	4Q06	1Q06
INCOME TAX & SOCIAL CONTRIBUTION	37.1	19.9	63.3
Deferred income tax	16.1	12.7	28.5
BR GAAP exchange rate impact	21.4	5.6	29.5
Other	(5.3)	7.1	(1.0)
Current income tax	21.0	7.2	34.8

   At the end of the first quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $93 million (4Q06: $72 million). These should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

  Debt and Cash Structure

  The company's total debt amounted to $1,256.3 million at the end of March 2007, $11.5 million higher than at the end of December 2006 and $97.5 million higher than at the end of March 2006.

(US$ million)	March 31, 2007	December 31, 2006	March 31, 2006
Short-term debt	88.7	89.8	125.8
Current portion of long-term debt	69.7	67.2	63.6
Short term debt instruments	4.9	4.7	53.6
Accrued financial charges	14.1	17.9	8.6
Long-term debt	1,167.6	1,155.0	1,033.0
Total debt	1,256.3	1,244.8	1,158.8
Cash, cash equivalent and short-term investments	(565.3)	(582.3)	(500.4)
NET DEBT OF ARACRUZ	691.0	662.5	658.4
50% of Veracel's cash, cash equivalent and investments	-	(0.2)	(0.2)
50% of Veracel's total debt	343.4	419.1	424.7
50% OF VERACEL'S NET DEBT	343.4	418.9	424.5
NET DEBT INCLUDING 50% OF VERACEL	1,034.4	1,081.4	1,082.9

  The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank) loans. The debt maturity profile, as at March 31, 2007, was as follows:

(US$ million)	Aracruz				Aracruz + 50% of Veracel
	Local Currency	Foreign Currency	Total Debt	%	50% of Veracel's debt	Total Debt	%
2007	51.8	20.1	71.9	5.7%	44.5	116.3	7.3%
2008	57.8	14.0	71.9	5.7%	54.8	126.7	8.0%
2009	31.0	13.8	44.8	3.6%	54.6	99.4	6.2%
2010	4.4	34.6	39.0	3.1%	51.8	90.8	5.7%
2011	4.4	115.2	119.6	9.5%	55.3	174.8	10.9%
2012	3.4	270.5	273.9	21.8%	54.0	327.9	20.5%
2013	18.3	246.6	264.9	21.1%	27.6	292.5	18.3%
2014 onwards	107.3	263.1	370.5	29.5%	0.8	371.3	23.2%
Total	278.3	978.0	1,256.3	100%	343.4	1,599.7	100%

  With regard to the liquidity target, which aims for cash investments to equal at least twelve months of future debt amortization, at the end of March 2007 this ratio was at 4.3 times.

  Benefiting from the company's growth, the adjusted EBITDA in the last twelve months increased, thus improving the ratios (including 50% of Veracel's figures), such as "Net Debt / Adjusted EBITDA", down to 1.25x from 1.80x two years ago (before the Veracel' start-up), and "Total Debt / Adjusted EBITDA", down to 1.93x from 2.66x at the end of the 1Q05.

Debt structure (not including Veracel's figures)	Principal (US$ million)	% of total	Average interest rate	Remaining average life (months)
Floating rate (spread over Libor - % p.a.)	876	71%	0.70%	71
Trade Financing	874	71%	0.70%	71
Import Financing	2	0%	0.40%	3
Floating rate (% p.a.)	315	25%		51
BNDES - Local currency	276	22%	TJLP(²) + 2.90%	51
BNDES - Foreign currency (currency basket)	39	3%	(¹) + 2.58%	48
Fixed rate (% p.a.)	51	4%		51
Export Credit Notes	51	4%	5.985%	51
Total	1,242	100%		59

  (1) BNDES's interest rate for foreign currency contracts; (²) Brazilian long-term interest rate.

  Cash, cash equivalent and short-term investments, at the end of the quarter, totaled $565.3 million, of which $502.8 million was invested in Brazilian currency instruments and $62.5 million was invested in US dollar time deposits. Of the total amount at the end of the quarter, 70% was invested locally and 30% was invested abroad.

  Net debt (total debt less cash holdings) amounted to $691.0 million at the end of the quarter, $28.5 million higher than at the end of the previous quarter, mainly due to positive operating cash generation, partially offset by $98.5 million of capital expenditure, $87.0 million of capital increase in affiliated companies and $34.8 million of Interest on Stockholders’ Equity.

  EBITDA Analysis

  Adjusted EBITDA comparison 1Q07 vs. 1Q06 (not including results of cash flow currency protection )

  The first quarter 2007 adjusted EBITDA, including 50% of Veracel, totaled $200.3 million, compared to $186.3 million for the same period of last year. This was mainly a consequence of 11% higher net pulp prices, partially offset by 9% lower sales volume and the negative impact of the higher cash production cost (see details on page 6), and resulted in an adjusted margin of 50.7% for the first quarter (47.9% in the 1Q06). Because of the mismatch between "the volume purchased from Veracel" and "the volume re-sold by Aracruz in the market", the methodology used to incorporate 50% of Veracel's EBITDA had a positive impact in the quarter of approximately $4.0 million. It is expected that the impact of the methodology will be minimized over time and have little effect on the full year’s figures.

  Adjusted EBITDA comparison 1Q07 vs. 4Q06 (not including results of cash flow currency protection )

  When compared against the 4Q06 figure, the first quarter 2007 adjusted EBITDA of $200.3 million, including 50% of Veracel, was down $18.6 million. This was mainly due to 16% lower pulp sales volume, partially offset by lower administrative expenses. The issue regarding the consolidation of 50% of Veracel's EBITDA, explained above, also impacted positively in the comparison of the 1Q07 versus the 4Q06.

  Adjusted EBITDA for the 1Q07, including cash flow currency protection gains in proportion to the production volume, would be $204.4 million, representing a 52% margin.

  Capital Expenditure - Realized

  Capital expenditure and investment were as follows:

(US$ million)	1Q07	FY 2006
Silviculture	31.2	113.1
On-going industrial investment	7.0	23.4
Forest and land purchases	22.8	80.5
Other forestry investments	4.4	25.5
Barra do Riacho and Guaíba unit optimization	26.7	43.9
Miscellaneous projects	6.4	14.6
Total Capital Expenditure	98.5	301.0
Aracruz capital increase in affiliated companies	(1) 87.0	24.5
Total Capital Expenditure and Investment	185.5	325.5

  (1) mainly used to pay down debt .

  Capital Expenditure - Forecast

  The capital expenditure forecast also shows 50% of Veracel's figures, as follows:

(US$ million)	2Q-4Q 2007E	2008E	2009E	2010E
Barra do Riacho Unit optimization	113	-	-	-
Regular investments (Barra do Riacho and Guaíba) - including silviculture, mill maintenance and corporate investments	97	135	135	135
Sub-total - (Aracruz only)	210	135	135	135
50% of the regular investment to be made by Veracel (Aracruz's stake)	20	20	20	20
Total - including Aracruz's stake in Veracel	230	155	155	155

  Note: Forecast investments do not include capital expenditure on expansion projects, such as for Guaíba and Veracel, as they have not been fully approved by the Board of Directors.

  Veracel Information

  Veracel's pulp production volume showing strong performance

  Veracel pulp production totaled 261,000 tons in the first quarter of 2007. At the end of March, inventory stood at 62,000 tons of pulp. A planned maintenance downtime (10 days) at Veracel was initiated on March 26th and concluded on April 4th.

  Veracel pulp sales reached 265,000 tons in the first quarter, of which 122,000 tons went to Aracruz, 138,000 tons went to the other controlling shareholder and 5,000 tons went to unrelated parties.

  VERACEL CELULOSE S.A. BALANCE SHEET (in millions of US dollars)

ASSETS	Mar.31, 2007	Dec.31, 2006	Mar.31, 2006	LIABILITIES	Mar.31, 2007	Dec.31, 2006	Mar.31, 2006
Current assets	139.2	132.0	134.3	Current liabilities	142.4	161.0	93.2
Cash investments	0.1	0.4	0.5	Short-term debt	117.9	131.6	65.6
Other current assets	139.1	131.6	133.8	Other accruals	24.5	29.4	27.6
Long term assets	155.6	151.9	117.1	Long-term liabilities	578.4	715.2	799.5
Other long term assets	155.6	151.9	117.1	Long-term debt	569.0	706.6	783.9
Permanent assets	1,183.6	1,188.7	1,180.9	Other long-term liabilities	9.4	8.6	15.6
				Stockholders' equity	757.6	596.4	539.6
TOTAL	1,478.4	1,472.6	1,432.3	TOTAL	1,478.4	1,472.6	1,432.3

  VERACEL'S TOTAL DEBT MATURITY, AS AT MARCH 31, 2007

(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2007	62.6	26.4	89.0	12.9%
2008	74.5	35.2	109.7	16.0%
2009	74.2	35.0	109.2	15.9%
2010	68.7	35.0	103.7	15.1%
2011	75.5	35.0	110.5	16.1%
2012	77.1	30.9	108.0	15.7%
2013 onwards	39.3	17.5	56.8	8.3%
Total	471.9	215.0	686.9	100%

  Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

  VERACEL CELULOSE S.A. STATEMENTS OF OPERATIONS (in millions of US dollars)

Income statement	1Q 07	4Q 06	1Q 06
Gross operating income	32.5	27.0	22.5
Sales expenses	3.5	4.4	3.0
Administrative expenses	3.0	3.0	3.3
Other, net	(0.5)	2.8	(0.4)
Operating income	26.5	16.8	16.6
Financial income	(0.1)	(0.2)	(0.5)
Financial expenses	19.2	20.3	20.7
Loss (gain) on currency re-measurement, net	15.4	(0.8)	25.3
Other, net	0.4		-
Income before income taxes	(8.4)	(2.5)	(28.9)
Income tax expense (benefit)	4.4	0.3	5.6
Net income	(12.8)	(2.8)	(34.5)

  VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)

Statement of cash flow	1Q 07	4Q 06	1Q 06
Cash flow from operating activities
Net income (loss)	(12.8)	(2.8)	(34.5)
Adjustments to reconcile net income to net cash provided by operating activities	37.3	15.9	45.6
(Increase) decrease in assets	(7.7)	32.8	(13.7)
Increase (decrease) in liabilities	(11.3)	(18.3)	(5.2)
Net cash provided by operating activities	5.5	27.6	(7.8)
Cash flow from investments
Additions to property, plant and equipment	(15.4)	(23.0)	(12.1)
Other	0.6	0.2	0.1
Net cash (used in) investments	(14.8)	(22.8)	(12.0)
Cash flow from financing
Short-term and long-term debt, net	(165.2)	(5.3)	20.0
Capital increase	174.0		-
Net cash provided by (used in) financing	8.8	(5.3)	20.0
Effects of exchange rate changes on cash and cash equivalents	0.2	-	-
Increase (decrease) in cash and cash equivalent	(0.3)	(0.5)	0.2
Cash and cash equivalent, beginning of period	0.4	0.8	0.3
Cash and cash equivalent, end of period	0.1	0.3	0.5

  Adjusted EBITDA of VERACEL (in millions of US dollars)

(US$ million)	1Q 07	4Q 06	1Q 06
Net income (loss)	(12.8)	(2.8)	(34.5)
Financial income	(0.1)	(0.2)	(0.5)
Financial expenses	19.2	20.3	20.7
Income tax	4.4	0.3	5.6
Loss (gain) on currency re-measurement, net	15.4	(0.8)	25.3
Other	0.4		-
Operating income	26.5	16.8	16.6
Depreciation and depletion in the results	20.4	14.9	19.5
EBITDA	46.9	31.7	36.1
Non-cash charges	(0.2)	0.2	0.2
Adjusted total EBITDA	46.7	31.9	36.3

  Veracel's capital expenditure was as follows:

(US$ million)	1Q07	FY 2006
Silviculture	7.4	39.4
Land purchases	2.5	41.1
On-going industrial investment	5.5	33.8
Miscellaneous projects	-	4.4
Total Capital Expenditure	15.4	118.7

  Veracel's capital expenditure forecast:

(US$ million)	2Q-4Q 2007E	2008E	2009E	2010E
Regular investments	40	40	40	40

  Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

  Stock Performance

  From March 31, 2006 to March 30, 2007, Aracruz's ADR price decreased by 1%, from $52.94 to $52.47. In the same period, the Dow Jones Industrial Average index increased by 11% and the S&P Paper and Forest index increased by 4%.

Stock information	March 31, 2007
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$5.4 billion
Average daily trading volume – 2007 YTD (Bovespa and NYSE)*	$31.4 million

  *Source: Bloomberg

  Results According to Brazilian GAAP

  The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$278.0 million for the quarter. Aracruz has publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the first quarter of 2007, Aracruz Celulose S.A. reported an unconsolidated net income of R$277.6 million (net income of R$174.1 million, excluding equity results).

  Dividends/Interest on Stockholders' Equity

  Dividends

  Among other subjects to be discussed at the Ordinary General Meeting of the stockholders to be held on April 24, 2007, will be the allocation of the net profit for the 2006 fiscal year. The proposal is as follows:

  Ratification of Interest on Stockholders' Equity payment, totaling R$ 318 million, declared in 2006 and paid in 2006 and January 2007; and

  Payment of dividends, additional to the Interest on Stockholders' Equity already distributed, to the sum of R$167 million, to be paid out of the adjusted net profit, without monthly correction, as follows:

  • Each block of 1,000 (one thousand) common shares shall be entitled to the amount of R$153.47066634; and

  • Each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the amount of R$168.81773297.

  Over the last five years, Aracruz has maintained a policy of paying out sustainable and growing dividends (including interest on stockholders’ equity), based on the company’s cash generation, while preserving its investment and growth capacity.

  Interest on Stockholders' Equity

  The management intends to continue the policy of paying dividends in advance, as Interest on Stockholders’ Equity, within the base year. On March 21, 2007, the management declared Interest on Stockholders’ Equity amounting to R$ 67 million, based on the profit for the fiscal year 2007.

  Exercising the powers granted by the company’s Board of Directors, in accordance with the decision taken in a meeting held on March 21st, the Executive Board intends, in principle, to declare Interest on Stockholders’ Equity on a quarterly basis. The potential amount that could still be declared, up to the end of December 2007, is governed by article 9 of Law nº 9,249/95.

Declaration Date	Fiscal Year of Reference	Dividends and Interest (1)	EX-DATE	Gross Amount (R$ thousand)	Gross Amount per ADR (US$)	Initial Payment Date
Mar.21, 2007	2007(*)	INTEREST(1)	Mar. 28, 2007	67,000	0.33	Apr. 24, 2007
Dec. 22, 2006	2006(*)	INTEREST(1)	Dec. 27, 2006	75,000	0.35	Jan. 19, 2007
Sep. 19, 2006	2006(*)	INTEREST(1)	Sep. 27, 2006	80,000	0.38	Oct. 17, 2006
Jun. 20, 2006	2006(*)	INTEREST(1)	Jun. 28, 2006	74,000	0.33	Jul. 20, 2006
Apr. 28, 2006	2005	DIVIDENDS	May 3, 2006	150,000	0.72	May 11, 2006
Mar. 23, 2006	2006(*)	INTEREST(1)	Mar. 30, 2006	89,000	0.42	Apr. 20, 2006
Dec. 20, 2005	2005(*)	INTEREST(1)	Dec. 28, 2005	168,800	0.72	Jan. 13, 2006
Jun. 20, 2005	2005(*)	INTEREST(1)	Jun. 28, 2005	28,000	0.12	Jul. 13, 2005
May 19, 2005	2005(*)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun. 13, 2005
Apr. 29, 2005	2004	DIVIDENDS	May 2, 2005	150,000	0.60	May 9, 2005
Apr. 19, 2005	2005(*)	INTEREST(1)	Apr. 27, 2005	81,000	0.31	May 13, 2005
Dec. 21, 2004	2004 (*)	INTEREST(1)	Dec. 29, 2004	28,500	0.11	Jan. 11, 2005
Nov. 16, 2004	2004 (*)	INTEREST(1)	Nov. 23, 2004	32,000	0.12	Dec. 10, 2004
Oct. 19, 2004	2004 (*)	INTEREST(1)	Oct. 27, 2004	198,000	0.69	Nov. 11, 2004
Apr. 29, 2004	2003	DIVIDENDS	Apr. 30, 2004	360,000	1.24	May14, 2004
Apr. 29, 2003	2002	DIVIDENDS	May 7, 2003	315,000	1.09	May 15, 2003
Apr. 30, 2002	2001	DIVIDENDS	May 2, 2002	180,000	0.77	May 13, 2002
Mar. 30, 2001	2000	DIVIDENDS	Apr. 2, 2001	136,878	0.64	Apr. 12, 2001

  (1) Interest on Stockholders' Equity

  (*) advance payment of dividends

  Additional Information

  Moody's places Aracruz's ratings under review for upgrade

  Moody’s Investors Service has placed the Baa3 Global Local Currency and Aa1.br National Scale Issuer Ratings of Aracruz Celulose S.A. (“Aracruz”) under review for a possible upgrade.

  According to the press release of March 29th, "Aracruz's ratings reflect the company’s favorable production profile and high margins that are supported by its scale, self-sufficiency in electricity and fiber, and its efficient logistics. In addition, the company’s prudent financial management is governed by strict liquidity and leverage policies that have ensured a healthy balance-sheet structure and strong credit metrics, even during downturn periods."

  Note: In the main body of the text (p.1 - 16), amounts are in US$ unless otherwise specified.

  Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

  ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for per-share amounts)(unaudited)	Three-month period ended
	Mar.31, 2007	Dec.31, 2006	Mar.31, 2006
Operating revenues	455,697	532,457	445,621
Domestic	29,076	23,636	16,613
Export	426,621	508,821	429,008
Sales taxes and other deductions	60,287	75,048	56,218
Net operating revenue	395,410	457,409	389,403
Pulp	378,486	445,211	378,118
Paper	13,711	12,198	11,285
Other	3,213
Operating costs and expenses	275,599	313,814	280,003
Cost of sales	240,374	278,353	249,683
Pulp	230,148	269,912	241,470
Cost of sales relating to pulp production and purchases	196,603	229,466	205,478
Inland freight, ocean freight, insurance and other	33,545	40,446	35,992
Paper	8,563	8,441	8,213
Other	1,663
Selling	17,076	18,199	19,089
Administrative	10,414	17,251	9,261
Other, net	7,735	11	1,970
Operating income	119,811	143,595	109,400
Non-operating (income) expenses	(23,588)	(4,964)	(50,428)
Financial income	(49,890)	(34,803)	(86,041)
Financial expenses	25,601	30,551	44,152
Interest on financing	20,173	22,548	34,632
Other	5,428	8,003	9,520
(Gain) loss on currency re-measurement, net	701	(712)	(8,539)
Income before income taxes, minority interest and equity in results of affiliated companies	143,399	148,559	159,828
Income taxes	37,091	19,917	63,331
Current	20,952	7,213	34,839
Deferred	16,139	12,704	28,492
Minority interest	462	171	(12)
Equity results of affiliated companies	6,324	1,413	17,386
Net income for the period	99,522	127,058	79,123
Depreciation and depletion in the results:	48,951	57,940	53,766
Pulp production cost	52,866	53,996	53,456
Forests and other	(1,421)	186	(2,460)
Other operating costs and expenses	1,269	1,358	1,370
Sub-total	52,714	55,540	52,366
Inventory movement	(3,763)	2,400	1,400
EBITDA(*)	168,762	201,535	163,166
EBITDA (adjusted for other non-cash items) (*)	176,979	202,939	168,152
(*) does not include 50% of Veracel's EBITDA

  ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS

  (in thousands of US dollars)

ASSETS	Mar.31, 2007	Dec.31, 2006	Mar.31, 2006	LIABILITIES	Mar.31, 2007	Dec.31, 2006	Mar.31, 2006
Current assets	1,164,457	1,200,924	1,053,462	Current Liabilities	270,512	286,819	313,286
Cash and cash equivalents	85,626	48,414	37,254	Suppliers	93,985	95,574	81,726
Short-term investments	476,820	531,229	460,724	Payroll and related charges	14,187	25,246	13,883
Accounts receivable, net	252,868	285,795	243,755	Income and other taxes	34,944	38,391	40,490
Inventories, net	231,308	202,704	185,347	Current portion of long-term debt
Deferred income tax	17,134	15,375	13,670	Related party	67,909	65,360	63,583
Recoverable income and other taxes	92,056	109,165	104,171	Other	1,854	1,854	53,645
Prepaid expenses and other current assets	8,645	8,242	8,541	Short-term debt - export financing and other	4,877	4,677
Property, plant and equipment, net	2,196,663	2,151,212	2,067,368	Accrued financial charges	14,118	17,896	8,590
Investment in affiliated company	405,412	324,736	296,555	Accrued dividends - Interest payable on stockholders’ equity	34,242	36,545	42,128
Goodwill	192,035	192,035	192,035	Other current liabilities	4,396	1,276	9,241
Other assets	134,794	127,021	100,738	Long-term liabilities	1,551,836	1,505,811	1,394,300
Long-term investments	2,821	2,669	2,445	Long-term debt
Advances to suppliers	85,773	81,485	67,976	Related party	242,611	232,191	203,829
Deposits for tax assessments	28,242	26,778	22,400	Other	924,946	922,859	829,201
Recoverable taxes	16,962	15,093	4,391	Litigations, contingencies and Commitments	107,234	101,772	125,070
Other	996	996	3,526	Liabilities associated with unrecognized tax benefits	75,557	71,727	77,518
				Interest and penalties on liabilities associated with unrecognized tax benefits	52,426	47,996	39,902
				Deferred income tax	113,927	96,035	84,083
				Suppliers	3,020	3,020	10,213
				Other long-term liabilities	32,115	30,211	24,484
				Minority interest	1,337	875	320
				Stockholders' equity	2,269,676	2,202,423	2,002,252
TOTAL	4,093,361	3,995,928	3,710,158	TOTAL	4,093,361	3,995,928	3,710,158

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW (in thousands of US dollars)

Three-month period ended
Mar.31, 2007	Dec.31, 2006	Mar.31, 2006
Cash flows from operating activities
Net income for the period	99,522	127,058	79,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	52,714	55,540	52,366
Equity results of affiliated company	6,324	1,414	17,385
Deferred income tax	16,139	12,704	28,492
Loss (gain) on currency re-measurement	701	(712)	(8,539)
Loss (gain) on sale of equipment	132	(105)	(184)
Decrease (increase) in operating assets
Accounts receivable, net	29,721	(30,135)	7,580
Inventories, net	(28,604)	14,445	(11,474)
Interest receivable on short-term investments	(17,154)	(14,562)	(4,572)
Recoverable taxes	19,461	(9,188)	(8,053)
Other	(439)	3,040	(900)
Increase (decrease) in operating liabilities
Suppliers	(2,832)	(65)	(4,233)
Payroll and related charges	(11,625)	526	(6,503)
Litigation, contingencies and liabilities associated with unrecognized tax benefits	(16)	(4,905)	28,622
Accrued financial charges	(3,824)	1,849	1,420
Other	3,858	(5,994)	8,229
Net cash provided by operating activities	164,078	150,910	178,759
Cash flows from investing activities
Short-term investments	88,818	(9,429)	105,158
Proceeds from sale of equipment	200	239	217
Investments in affiliate	(87,000)
Additions to property, plant and equipment	(98,516)	(102,743)	(51,218)
Net cash provided by (used in) investing activities	(96,498)	(111,933)	54,157
Cash flows from financing activities
Net borrowings (repayments) short-term debt, net	2,395	1,099	(78,902)
Long-term debt
Issuance	18,307	72,776	350,000
Repayments	(16,405)	(138,531)	(433,820)
Treasury stock
Dividends and interest on stockholders’ equity paid out	(34,839)	(36,965)	(66,743)
Net cash used in financing activities	(30,542)	(101,621)	(229,465)
Effect of exchange rate variations on cash and cash equivalents	174	482	(311)
Increase (decrease) in cash and cash equivalents	37,212	(62,162)	3,140
Cash and cash equivalents, beginning of the period	48,414	110,576	34,114
Cash and cash equivalents, end of the period	85,626	48,414	37,254

  Reconciliation of Operating Results

Brazilian GAAP v US GAAP (US$ million)	1Q 2007
Net Income - Parent Company (Brazilian GAAP)	135.4
Realized (Unrealized) profits from subsidiaries	0.2
Net Income - Consolidated (Brazilian GAAP)	135.6
Depreciation, depletion and asset write-offs	0.4
Income tax provision - Fas 109	(4.6)
Equity results of affiliated company	(10.2)
Reversal of goodwill amortization	13.7
Foreign-exchange variation	(35.4)
Net Income - Consolidated (US GAAP)	99.5

  Exchange rate at the end of March/2007 (US$1.0000 = R$2.0504)

  Non-GAAP information - Disclosure and reconciliation to GAAP numbers

  The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

  "Cash production cost"

  Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measure under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measure of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measure of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

1Q07	4Q06	1Q06
	US$ million	Volume '000 tons	US$ per ton	US$ million	Volume '000 tons	US$ per ton	US$ million	Volume '000 tons	US$ per ton
Cost of sales	196.6	673.7		229.5	804.1		205.5	744.2
Pulp inventories at the beginning of the period	(129.5)	(423.1)		(142.0)	(460.5)		(112.4)	(395.5)
Pulp purchased	(45.4)	(122.1)		(39.2)	(109.5)		(41.8)	(116.6)
Pulp for paper production	3.0	11.8		3.0	10.3		2.8	10.7
Other	0.2			1.1			(2.2)	-
Pulp inventories at the end of the period	158.3	512.5		129.5	423.1		122.5	408.9
Pulp production cost	183.2	652.8	281	181.9	667.5	273	174.4	651.7	268
Depreciation and depletion in the production cost	(52.9)	-	(81)	(54.0)	-	(81)	(53.5)	-	(82)
Cash production cost	130.3	652.8	200	127.9	667.5	192	120.9	651.7	186
Cash production cost - Veracel	19.6	130.7		20.3	123.6		18.0	114.2
Combined cash production cost	149.9	783.5	191	148.2	791.1	187	138.9	765.9	181

  "Net debt"

  Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measure under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measure of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measure of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measure of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

  "Adjusted EBITDA, including 50% of Veracel"

  The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity equivalence, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is expressly permitted by the Brazilian regulators with respect to disclosures published in Brazil.

(US$ million)	1Q 2007	4Q 2006	1Q 2006
Net income	99.5	127.1	79.1
Financial income	(49.9)	(34.8)	(86.0)
Financial expenses	25.6	30.5	44.1
Income tax	37.1	19.9	63.3
Equity in results of affiliated companies	6.3	1.4	17.4
Loss (gain) on currency re-measurement, net	0.7	(0.7)	(8.5)
Other	0.5	0.2	-
Operating income	119.8	143.6	109.4
Depreciation and depletion in the results:	49.0	57.9	53.8
Depreciation and depletion	52.7	55.5	52.4
Depreciation and depletion - inventory movement	(3.7)	2.4	1.4
EBITDA	168.8	201.5	163.2
Non-cash charges	8.2	1.4	5.0
Provision for labor indemnity	1.1	-	0.2
Provision (reversal) for loss on ICMS credits	6.7	0.9	4.9
Provision for a tax contingency	0.3	0.1	-
Fixed asset write-offs	0.1	(0.1)	(0.2)
Loss on the sale of obsolete spare parts	-	0.8	0.1
Discount on tax credit sales	-	1.3	-
Reversal of tax provision	-	(1.6)	-
Adjusted Aracruz EBITDA	177.0	202.9	168.2
50% of Veracel Adjusted EBITDA	23.3	16.0	18.1
Adjusted total EBITDA	200.3	218.9	186.3
Adjusted EBITDA margin - %	51%	48%	48%

Eucalyptus pulp international list prices, by region (US$/t)
	Jun.06	Jul.06	Aug.06	Sep.06	Oct.06	Nov.06	Dec.06	Jan.07	Feb.07	Mar.07
North America	675	695	695	695	695	715	715	715	715	715
Europe	640	660	660	660	660	680	680	680	680	680
Asia	610	610	630	630	630	650	650	650	650	650

Pulp sales distribution, by region	1Q07	4Q06	1Q06	1Q07 vs. 4Q06	1Q07 vs. 1Q06	LTM
Europe	41%	39%	39%	2 p.p.	2 p.p.	39%
North America	33%	34%	34%	(1 p.p.)	(1 p.p.)	34%
Asia	24%	24%	26%	-	(2 p.p.)	25%
Brazil	2%	2%	1%	-	1 p.p.	2%
Rest of Latin America	-	1%	-	(1 p.p.)	-	-

Exchange Rate (R$ / US$)	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	1Q07vs.1Q06	1Q07 vs. 4Q06	4Q06vs. 3Q06	1Q06vs.4Q05
Closing	2.0504	2.1380	2.1742	2.1643	2.1724	2.3407	(5.6%)	(4.1%)	(1.7%)	(7.2%)
Average	2.0887	2.1520	2.1709	2.1879	2.1978	2.2520	(5.0%)	(2.9%)	(0.9%)	(2.4%)

  Source: - Brazilian Central Bank (PTAX800).

Cash flow currency protection results
	1Q07 YTD	4Q06 YTD	3Q06 YTD	2Q06 YTD	1Q06 YTD
Nominal (US$ million)	20	86	73	65	62
US$ / t (*)	6	28	24	22	21

  (*) based on annual production volume

Credit ratios, including 50% of Veracel's figures	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05
Net Debt / Adjusted EBITDA (LTM)	1.25x	1.33x	1.42x	1.52x	1.51x	1.67x	1.75x	1.81x	1.80x
Total Debt / Adjusted EBITDA (LTM)	1.93x	2.05x	2.21x	2.35x	2.21x	2.48x	2.71x	2.73x	2.66x
Total Debt / Total Capital (gross debt plus equity)	41%	43%	45%	46%	44%	46%	49%	49%	47%
Net debt / Total Capital (net debt plus equity)	31%	33%	34%	36%	35%	37%	38%	39%	37%
Cash / Short Term Debt	4.28x	4.37x	4.30x	3.71x	3.44x	1.87x	1.91x	2.08x	2.59x
Total debt average maturity – (months)	59	60	58	48	48	40	29	37	39

  LTM = last twelve months

  This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer